Oncolytics Biotech® to Participate in Fireside Chats at Two Investment Conferences in September

SAN DIEGO, CA and CALGARY, AB, September 6, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that Chief Financial Officer Kirk Look will participate in a fireside chat at the H.C. Wainwright 26th Annual Global Investment Conference, which is taking place September 9-11, 2024 at the Lotte New York Palace Hotel in New York, NY. Chief Medical Officer Tom Heineman, M.D., Ph.D., will participate in a fireside chat at the 2024 Cantor Global Healthcare Conference, which is taking place September 17-19, 2024 at the InterContinental New York Barclay Hotel in New York, NY. Additional details on the fireside chats can be found below.

Event: H.C. Wainwright 26th Annual Global Investment Conference
Date: Wednesday, September 11, 2024
Time: 9:00 a.m. ET
Location: Lotte New York Palace Hotel, Holmes I Room - 4th Floor
Webcast Link: Available by clicking here

Event: Cantor 2024 Global Healthcare Conference
Date: Thursday, September 19, 2024
Time: 10:55 a.m. ET
Location: InterContinental New York Barclay Hotel, Track 6 Morgan Suite
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conferences. To schedule a meeting, please submit a request on the conference website, contact your H.C. Wainwright or Cantor Fitzgerald representative, or email jpatton@oncolytics.ca.

Webcasts of the Company’s presentations will also be available on the Investor Relations page of Oncolytics’ website (LINK) and will be archived for three months.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com